Exhibit 99.1

PRESS RELEASE Brussels, 31 July 2012 – 1 / 26

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Second Quarter 2012 and First Half 2012 Results

Except where otherwise stated, the comments below are based on organic figures and refer to 2Q12 and HY12 versus the same period of last year. For important disclaimers please refer to page 2/3.

HIGHLIGHTS

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Revenue growth: Revenue grew 4.7% in 2Q12 and 5.4% in HY12, with revenue per hl growth of 5.7% in 2Q12 and 5.3% in HY12. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl) revenue growth per hl improved 6.4% in 2Q12 and 5.7% in HY12

•

Volume performance: Total volumes in 2Q12 declined marginally by 0.1%, with own beer volumes decreasing 0.5%, while non-beer volumes grew 4.2%. In HY12, total volumes grew 0.8%, with own beer volumes up 0.4% and non-beer volumes growing 5.3%

•

Focus Brands: Our Focus Brand volumes grew 1.0% in 2Q12, led by Budweiser globally, Harbin and Sedrin in China, Antarctica and Brahma in Brazil, and the Bud Light Family in the United States. In HY12, our Focus Brand volumes grew 2.2%

•	Cost of Sales: Cost of Sales (CoS) increased 3.6% in 2Q12, or 5.5% per hl. In HY12, CoS grew 3.4%, or 3.9% per hl. On a constant geographic basis, CoS per hl increased 6.5% in 2Q12 and 4.7% in HY12

•	EBITDA: EBITDA grew 2.5% in 2Q12 to 3 594 million USD, with a margin of 36.4%, a decline of 80 bp. In HY12, EBITDA grew 4.9% to 7 146 million USD with a margin of 37.2%, a decline of 21 bp

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Income taxes: Income tax expense in 2Q12 was 313 million USD with an effective tax rate of 12.6%, which compares to income taxes of 369 million USD with an effective tax rate of 17.3% in 2Q11. The decrease in the effective tax rate mainly results from a shift in profit mix to countries with lower marginal tax rates, incremental tax benefits, the non-taxable nature of gains from certain derivatives related to the hedging of share-based payment programs, as well as the favorable outcome of certain tax claims amounting to 136 million USD. The effective tax rate in HY12 was 14.9% compared to 20.3% in HY11

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Profit: Normalized profit attributable to equity holders of AB InBev grew 22.0% in nominal terms to 1 955 million USD in 2Q12 from 1 603 million USD in 2Q11, and 31.5% in nominal terms to 3 628 million USD in HY12 from 2 758 million USD in HY11

•	Earnings per share: Normalized earnings per share (EPS) grew by 22% to 1.22 USD in 2Q12 from 1.00 USD in 2Q11, and by 31.2% to 2.27 USD in HY12 from 1.73 USD in HY11

•

Net debt: Net debt as of 30 June 2012 was 35.7 billion USD, an increase of 1.0 billion USD from 31 December 2011. The net debt to normalized EBITDA ratio decreased from 2.26x at the end of 2011 to 2.24x before M&A activity, and increased to 2.33x on a reported basis, as of 30 June 2012. This increase was mainly due to the seasonality of our cash flows, driven by the timing of the dividend payment, as well as M&A activity

•	2012 Half Year Financial Report: The report is available on our website at www.ab-inbev.com

PRESS RELEASE Brussels, 31 July 2012 – 2 / 26

Figure 1. Consolidated performance (million USD)

	2Q11	2Q12	Organic growth
Total volumes (thousand hls)	101 246	101 678	-0.1%
AB InBev own beer	90 209	90 533	-0.5%
Non-beer volumes	10 182	10 630	4.2%
Third party products	855	515	-11.1%
Revenue	9 952	9 871	4.7%
Gross profit	5 620	5 662	5.6%
Normalized EBITDA	3 747	3 594	2.5%
Normalized EBIT	3 058	2 905	1.8%
Normalized profit attributable to equity holders of AB InBev	1 603	1 955
Profit attributable to equity holders of AB InBev	1 450	1 961

Normalized earnings per share (USD)	1.00	1.22
Earnings per share (USD)	0.90	1.23

Margins
Gross margin	56.5%	57.4%	47	bp
Normalized EBITDA margin	37.7%	36.4%	-80	bp
Normalized EBIT margin	30.7%	29.4%	-86	bp

	HY11	HY12	Organic growth
Total volumes (thousand hls)	192 691	194 856	0.8%
AB InBev own beer	169 374	171 230	0.4%
Non-beer volumes	21 502	22 661	5.3%
Third party products	1 815	965	-21.7%
Revenue	18 955	19 202	5.4%
Gross profit	10 724	11 138	7.0%
Normalized EBITDA	7 155	7 146	4.9%
Normalized EBIT	5 813	5 792	5.0%
Normalized profit attributable to equity holders of AB InBev	2 758	3 628
Profit attributable to equity holders of AB InBev	2 414	3 648

Normalized earnings per share (USD)	1.73	2.27
Earnings per share (USD)	1.51	2.28

Margins
Gross margin	56.6%	58.0%	84	bp
Normalized EBITDA margin	37.7%	37.2%	-21	bp
Normalized EBIT margin	30.7%	30.2%	-14	bp

AB InBev’s 2Q12 and 2Q11, and HY12 and HY11 reported numbers are based on unaudited condensed consolidated interim financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

PRESS RELEASE Brussels, 31 July 2012 – 3 / 26

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. The constant geographic basis is calculated by assuming the same volume, revenue and cost of sales weighting of our businesses as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

2Q12 and HY12 EPS is based upon weighted average of 1 599 million shares compared to 1 594 million shares for 2Q11 and HY11.

MANAGEMENT COMMENTS

Total revenue for the company grew by 4.7% in the quarter, driven by solid revenue per hectoliter growth of 6.4% on a constant geographic basis, supported by mix improvements and revenue management initiatives.

Volumes in the quarter were soft, primarily driven by the US as a result of the anticipated adjustment to our shipping patterns in order to ensure a smoother and more cost efficient phasing of shipments to our wholesalers (STWs) leading to a 2.1% decline in 2Q12. However, US sales-to-retailers (STRs), which we believe is a much better indicator of the health of the business, continued to make good progress, closing the half year 0.2% ahead. On a full year basis, we expect STWs and STRs to be more closely aligned, as in previous years.

Sales and marketing investments increased by 7.5% in the quarter and by 9.1% in HY12, as we continue to invest behind our brands.

In 2Q12, EBITDA increased by 2.5% and EBITDA margin declined by 80 bps to 36.4%. EBITDA performance in the quarter was impacted by (i) the anticipated decrease in shipments to wholesalers in the US, (ii) an increase in distribution expenses in the US related to the roll-out of our innovations, as well as higher overall transportation costs in both Brazil and the US and (iii) difficult comparables in administrative expenses related to variable compensation accruals in Brazil and Global Export and Holding Companies (GEHC).

Looking at progress in our top three markets:

In the United States:

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Volumes: We are encouraged by current trends, with the first six months of the year seeing the best industry performance since 2008. This has been due to favorable weather and an improvement in the economy, especially in the first quarter, as well as industry innovations throughout HY12. We estimate that industry selling-day adjusted STRs grew by 0.4% in 2Q12 and by 0.8% in HY12. The favorable industry trend has continued in July based on sales to consumer data reported by IRI for the two weeks ending July 15th.

Our own selling-day adjusted STRs continued to make progress and were marginally down 0.2% in 2Q12 but ahead by 0.2% in HY12. This performance has been driven by strong execution and the rollout of our innovations, in particular Bud Light Platinum and Bud Light Lime Lime-A-Rita, both of which sell at a premium to Bud Light, as well as good results from Michelob Ultra and our high end brands.

Our market share trends continue to improve, with estimated share based on STRs down by approximately 30 bps in 2Q12 and 25 bps in HY12. Share gains in the quarter were led by Bud Light Platinum and Bud Light Lime Lime-A-Rita which resulted in the Bud Light family adding 60 bps of total market share to close at 21.1% for the quarter. Michelob Ultra and our high-end brands also grew share, with Stella Artois and Shock Top performing particularly well. This was offset by share losses in Budweiser, where we continue to focus on stabilizing the brand, and in our value brands, as a result of our strategy to close the price gap with our premium brands.

As noted previously, our STWs were down 2.1% in the quarter due to planned adjustments to our shipping patterns and down 0.7% in HY12

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Focus Brands: STRs for the Bud Light family grew by 3.5% in 2Q12 and by 3.9% in HY12, driven by Bud Light Platinum and Bud Light Lime Lime-A-Rita. Michelob Ultra and Stella Artois STRs grew by 7.3% and 17.6% respectively in 2Q12, and by 7.1% and 19.7% respectively in HY12. Budweiser STRs declined 6.5% in 2Q12 and 5.6% in HY12, having been partially impacted by the launch of Bud Light Platinum

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Renovation and innovation pipeline: The pipeline remains healthy with 2Q12 benefiting from the rollout of a number of new products including Bud Light Lime Lime-a-Rita, Ultra 19th Hole, Ultra Light Cider, Shock Top Wheat IPA and Shock Top Lemon Shandy.

In addition, we continued the rollout of Bud Light Platinum following its first quarter launch. The brand has achieved an estimated market share, based on STRs, of 1.1% since launch at the end of January, and reached the 1 million barrel milestone (over 1.1 million hls) in early July. Our research on cannibalization also shows positive results. The analysis indicates that less than 50% of Bud Light Platinum volume is being sourced from our own brands, with a significant proportion coming from hard liquor and other beverages. In 3Q12 we plan to extend the brand’s packaging portfolio with the launch of a 22oz bottle and a 12oz bottle/18 pack.

We have also recently announced Budweiser Project 12. This initiative involves consumer sampling of six Budweiser beers specially created by brew masters from our twelve US breweries. We expect to select three of these “tribute to Budweiser” beers, based on consumer feedback, for inclusion in a limited edition sampler pack which will be available for purchase in the fall.

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Revenue management: Revenue per hl remains strong, growing by 4.4% in 2Q12, driven by approximately 150 bps of brand mix contribution, principally due to the introduction of Bud Light Platinum and Bud Light Lime Lime-A-Rita, the growth of Shock Top and our other high end brands, and consumer trade-up from our value brands

PRESS RELEASE Brussels, 31 July 2012 – 5 / 26

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Sales and Route to Market: We continue to work closely with our wholesalers to improve overall effectiveness in the field. The revamped Ambassadors of Excellence program has now been in place for about two years and sets the standards and best practices for the entire network. We believe the program is already driving continuous improvement in wholesaler performance.

Our balanced portfolio approach to shelf space allocation in the retail channel is also delivering results. The objective is to help retailers understand the importance of focusing on the drivers of incremental sales and not just the variety of brands available in their stores. Our analysis shows that 100% of retailers who have achieved a better balance between premium and craft beer space allocation have experienced improved volume trends in both categories

In Brazil:

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Volumes: We estimate that Brazilian beer industry volumes grew by 3.1% in 2Q12 and by a similar percentage in HY12. Our beer volumes grew by 2.8% in 2Q12, leading to a market share of 68.8% in the quarter, a marginal decline of 20 bps versus 2Q11. We estimate that market share finished the half year 30 bps ahead of the same period last year. Our focus during 2012 continues to be on striking a balance between volume and revenue growth.

CSD volumes grew by 6.9% in 2Q12 and by 7.2% in HY12 with market share reaching 17.8% in the quarter, flat compared to the same period last year

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Focus Brands: We continue to invest behind our Focus Brands and estimate that consumer preference for Skol, Brahma and Antarctica remains approximately 10 pp ahead of their combined market share. These national brands represent over 90% of our Brazil beer volume, with combined volumes growing by 2.0% in 2Q12 and by 2.6% in HY12. We will continue to focus on enhancing preference for these brands while pursuing regional market share opportunities

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Renovation and innovation pipeline: New liquids launched in previous quarters, including Skol 360 and Antarctica Sub-Zero, continue to perform very well. In addition, the presence of the 300 ml returnable glass bottle continues to expand throughout the country. Our liquid and packaging innovations launched in the last three years represent over 10% of our total beer volumes in HY12

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Growing premium volumes: Our premium brands grew by double digits in the quarter, led by Stella Artois and Budweiser. We continue to roll-out Budweiser in carefully selected outlets, with distribution of the brand increasing by over 60% in the last three months

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Revenue management: Brazil beer revenue per hl grew by 7.2% in 2Q12, due to the carry-over of price increases from last year, positive premium brand mix and higher direct distribution. Growth was 4.4% in HY12 and is expected to grow at least in line with inflation in the full year

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Regional expansion: Expansion in the north and northeast of Brazil continues with double digit volume growth in HY12, led by economic growth, and helped by the increase in the minimum wage and other social programs. This has had a favorable impact on per capita beer consumption in these regions, which remains below the national average

PRESS RELEASE Brussels, 31 July 2012 – 6 / 26

In China:

•	Volumes: We are pleased with the results in China with beer volume growth of 7.6% in 2Q12 and 5.9% in HY12. We estimate that we gained 40 bps of market share in the first five months of the year

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Focus Brands: Our Focus Brands of Budweiser, Harbin and Sedrin grew by 14.7% in 2Q12 and by 12.4% in HY12. In April, Budweiser became the official sponsor of the Porsche Carrera Cup in Asia, a partnership which allows us to further strengthen Budweiser’s premium brand positioning, while benefiting from the growing popularity of motor racing in China. The sponsorship is being leveraged in different communication channels, including TV, radio, print, social media and events in sports stadiums and other public venues. Harbin Ice also performed well in the quarter, benefiting from the NBA basketball sponsorship. This is an ideal property for the brand given its contemporary image and audience in China

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Renovation and innovation pipeline: Innovations play a key role in building connections with our consumers. During the quarter we announced the introduction of a Budweiser 150 ml can with a fully opening lid designed for the nightlife occasion, making Budweiser even more relevant to the young adult drinker

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Growing premium volumes: Budweiser continues to build on its leadership position in premium with another quarter of double digit volume growth in 2Q12. We estimate the brand’s share of premium is now well over 40%. Our premiumization strategy is a key driver of the Zone’s revenue per hl growth of 11.2% in 2Q12 and 10.3% in HY12

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Geographic Expansion: We continue to strengthen our position through distribution expansion, selective acquisitions and greenfield developments. Our central, south and west regions performed particularly well in the quarter, with growth well ahead of the national average

OUTLOOK

Our outlook for 2012 is as follows:

(i)	Volumes: We continue to see good momentum in our US business, supported by a solid commercial plan, a healthy innovation pipeline and good revenue per hectoliter performance. We expect growth in STWs in the US in 3Q12 and 4Q12 as a result of the adjustments we have made to our shipping patterns. We expect our beer volumes in Brazil to resume growth in FY12, with a better balance between volume and price than the previous year.

(ii)	Revenue per hl: We expect revenue per hl to grow ahead of inflation, on a constant geographic basis, as a result of continued brand investment and revenue management best practices. In Brazil we expect FY12 beer revenue per hl growth to be at least in line with inflation

(iii)	Cost of Sales per hl: We expect CoS per hl to increase by mid single digits in 2012 on a constant geographic basis, with global commodity cost increases being partly mitigated by procurement savings and efficiency gains in our operations

(iv)	Distribution expenses per hl: We expect distribution expenses per hl to increase by mid to high single digits. Given the performance in HY12 this implies a growth in distribution

PRESS RELEASE Brussels, 31 July 2012 – 7 / 26

expenses per hl of mid single digits in the second half of the year. It should also be noted that the US distribution system was amended at the start of the year, from a freight pass-through to a delivered price model. Consequently, in 2012, our CoS will decrease and our distribution expenses will increase, with no net impact on EBITDA. The 2012 quarterly results will therefore include a scope adjustment between CoS and distribution expenses of approximately 6% of 2011 North America CoS

(v)	Sales & Marketing expenses: We will continue to drive top-line performance by investing behind our brands. We expect that this will lead to an increase in sales and marketing investments of mid to high single digits

(vi)	Net Finance Costs: We expect the average coupon on net debt in FY12 to be in the range of 5.0% to 5.5%. In addition, there will be an additional non-cash accretion expense representing the IFRS accounting treatment for the put option associated with our investment in Cervecería Nacional Dominicana S.A. in the Dominican Republic. This expense will be approximately 30 million USD per quarter, with approximately 20 million USD having already been recognized in 2Q12 following the closing of the transaction in May 2012.

(vii)	Effective Tax Rate: We are amending our guidance for the normalized effective tax rate for FY12. Our previous guidance was for a range of 19% to 21%. We now expect the outcome for FY12 to be in the range of 18% to 20%. Our long-run guidance remains in the range of 25% to 27%

(viii)	Net Capital Expenditure: Our expectation for net capital expenditure in FY12 is approximately 3.2 billion USD

(ix)	Debt: Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the euro. We remain fully committed to reaching our 2012 target of a net debt to normalized EBITDA ratio of 2.0x, before M&A activity. Following the Grupo Modelo combination, we expect to be below this level during the course of 2014

FOCUS BRANDS AND INNOVATION

Our Focus Brands grew by 1.0% in 2Q12, ahead of total own beer volumes which declined by 0.5%. 2Q12 highlights include:

•	Global brands: Our global brands, Budweiser, Stella Artois and Beck’s, grew 2.0% in 2Q12 and 3.3% in HY12

•	Budweiser global volumes remain healthy growing by 5.2% in 2Q12 and 6.2% in HY12

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In the United States, Budweiser brand health continues to improve, especially with the 21-34 year-old core consumer group. During the quarter, the brand benefited from Major League Baseball packaging activations and an enhanced Red, White and Blue campaign. We also announced the Budweiser “Made in America” Music Platform, the highlight of which is a planned Labor Day (September 3rd) music festival, hosted by Jay-Z. The “Made in America” series resumes Budweiser’s long history of sponsoring music events and plans on featuring performances that are multi-style and multi-generational

•	In Canada, the brand remains the market leader with good brand health trends

•	In the UK, Budweiser gained share in HY12, despite a challenging market, helped by the FA Cup sponsorship, which included new secondary packaging.

PRESS RELEASE Brussels, 31 July 2012 – 8 / 26

•	In Russia, Bud volumes grew nearly 50% in 2Q12

•	In China, Budweiser continued to deliver double digit volume growth, with innovation and geographic expansion driving share gains in the premium segment

•	In Brazil, the brand is exceeding expectations after its launch in August 2011 with an increase in distribution of over 60% in the quarter

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Finally, the brand was launched in Ukraine at the beginning of April 2012 in major on-trade and off-trade accounts, at a super-premium price point, and with a focus on urban male consumers. The launch is exceeding expectations, driven by strong field execution and brand visibility

•

Stella Artois declined by 3.5% globally in 2Q12, mainly resulting from a soft UK industry, poor weather, and softer shipments in the US due to the planned adjustments to our shipping patterns. In HY12, Stella Artois declined 1.4%

•	In the US, the underlying performance of the brand continues to be strong with STRs growing by 17.6% in 2Q12 and by 19.7% in HY12

•	In Brazil, Stella Artois grew over 60% in 2Q12 as we continue to build our premium brand portfolio

•	In the UK, volumes were down, driven by industry decline and competitive pressure.

•	In Russia, Stella Artois grew 6.3% in 2Q12 and 11% in HY12

•	In Argentina, the brand’s third largest market, volumes grew by 0.6% in 2Q12 in a soft industry, and were up 3.5% in HY12

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Beck’s global volumes declined 5.9% in 2Q12 and 5.3% in HY12, mainly due to a decline in its home market of Germany driven by industry performance, although the brand gained market share. In the UK, Beck’s was impacted by pack price promotions and competitive activity in the off-trade

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Other strong Focus Brands performances were led by the Bud Light brand family in the US with STRs growing by 3.5% in 2Q12 and 3.9% in HY12. Michelob Ultra in the US, the Bud Light family in Canada, Hasseröder in Germany, Brahma and Antarctica in Brazil, and Harbin and Sedrin in China also delivered solid results

•	The renovation and innovation pipeline remains strong across our business. Other 2Q12 launches outside of our top three markets included:

•	Argentina: We launched the new Quilmes proprietary bottle in Buenos Aires and Quilmes 1890, a premium line extension for the brand

•	United Kingdom: Stella Artois Cidre Apple continues to do well, growing over 20% in the quarter, and we are now building on this success with the launch of a pear variant

•	Germany: Launch of the limited edition Beck’s Asia, to celebrate the 20th anniversary of Beck’s launch in China. We also launched Beck’s Green Lemon Zero

•	Belgium: Introduction of Leffe Royale, a blond abbey beer with a 7.5% ABV

•	Russia: The introduction of citrus-flavored Klinskoe Mix in May, and the new bottle for Siberian Crown

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Social media continues to play an important role in our brand development and consumer connection strategies, providing opportunities for dialogue with our consumers. At the end of 2Q12, our brands had attracted 40 million fans to our social media pages and consumer databases, with Budweiser bringing together over 7 million fans across multiple country specific pages, and Skol attracting almost 6 million fans through a single page

PRESS RELEASE Brussels, 31 July 2012 – 9 / 26

OPERATING PERFORMANCE

Detailed segment information for the 2Q12 and HY12 financial performance is provided in the Annex of the press release.

Figure 2. Volumes (thousand hls)

	2Q11	Scope	Organic growth	2Q12	Organic growth
					Total volume	Own beer volume
North America	33 768	-258	-612	32 898	-1.8%	-1.9%
Latin America - North	26 505	630	912	28 047	3.4%	2.7%
Latin America - South	6 760	—	-61	6 700	-0.9%	-1.7%
Western Europe	8 824	-27	-622	8 175	-7.1%	-6.7%
Central and Eastern Europe	7 854	—	-881	6 973	-11.2%	-11.2%
Asia Pacific	15 710	253	1 149	17 113	7.3%	7.3%
Global Export and Holding Companies	1 825	-35	-18	1 773	-1.0%	-1.0%
AB InBev Worldwide	101 246	564	-132	101 678	-0.1%	-0.5%

	HY11	Scope	Organic growth	HY12	Organic growth
					Total	Own beer
					volume	volume
North America	63 462	-515	-271	62 676	-0.4%	-0.5%
Latin America - North	55 623	630	2 314	58 567	4.2%	3.5%
Latin America - South	16 294	—	242	16 536	1.5%	1.0%
Western Europe	15 377	-51	-953	14 373	-6.2%	-4.9%
Central and Eastern Europe	12 639	—	-1 344	11 295	-10.6%	-10.7%
Asia Pacific	25 909	645	1 473	28 026	5.7%	5.7%
Global Export and Holding Companies	3 387	-62	59	3 383	1.8%	1.8%
AB InBev Worldwide	192 691	647	1 518	194 856	0.8%	0.4%

North America (NA)

North American total volumes declined 1.8% in 2Q12 and 0.4% in HY12.

In the United States, our shipment volumes (STWs) declined by 2.1% in 2Q12, as a result of planned adjustments to our shipping patterns in order to ensure a smoother and more cost efficient phasing of deliveries to our wholesalers. STWs declined 0.7% in HY12. However, selling-day adjusted sales-to-retailers (STRs) continued to make good progress, closing the quarter marginally down 0.2%, but with growth of 0.2% in HY12.

Market share trends also continue to improve, declining by 30 bps in the quarter and by 25 bps in HY12, with significant improvements in the premium-plus and flavored malt beverage category following the roll-out of Bud Light Platinum and Bud Light Lime Lime-A-Rita. These share gains helped to grow the overall share of the Bud Light family by more than 60 bps to a total family market share of 21.1% in 2Q12. Michelob Ultra and our high-end brands also grew share in the quarter, including 17 bps of share gain for the Shock Top family. These gains were offset by share losses in our premium regular and value brands.

PRESS RELEASE Brussels, 31 July 2012 – 10 / 26

US beer-only revenue per hl grew by 4.4% in 2Q12 with a continued benefit from the price increase taken in late 2011, as well as positive brand and packaging mix. This result includes a brand mix contribution of approximately 150 bps driven by the introduction of Bud Light Platinum, Bud Light Lime Lime-A-Rita, the growth of Shock Top and our other high end brands, and consumer trade-up from our value brands.

In Canada, our beer volumes grew 0.2% in 2Q12, and by 1.6% in HY12, driven by a partial recovery from the economic slowdown of last year. Market share declined marginally by 20 bps, reaching 40.6% in the quarter, with a strong performance by Bud Light which grew both volume and share. Market share in HY12 was also marginally below the previous year.

North American EBITDA declined 1.2% to 1 768 million USD in 2Q12 with margin contraction of 150 bps to 41.9%. As previously mentioned, volume and revenue growth in the quarter was impacted by the adjustment to US shipping patterns, while underlying trends in STRs remained healthy. Distribution expenses increased by 12.9% in 2Q12, due to the roll-out of Bud Light Lime Lime-A-Rita and Bud Light Platinum, additional wholesalers joining the managed freight program, higher fuel costs and additional owned distribution operations. In May, production of Bud Light Platinum was expanded from three to six breweries which will help to alleviate the pressure on distribution expenses. In addition, given the high demand, production of Bud Light Lime Lime-A-Rita, which is only being produced in the Baldwinsville, New York brewery at the present time, is expected to be extended to our Los Angeles brewery in 2013.

North American EBITDA grew by 3.0% to 3 313 million USD in HY12 with margin contraction of 38 bps to 41.7%.

Latin America North (LAN)

LAN delivered total volume growth of 3.4% in 2Q12, with beer volumes up 2.7% and soft drinks volumes up 5.3%. In HY12, total volumes grew 4.2%, with beer volume growth of 3.5%, and soft drinks up 6.0%.

In Brazil, our beer volumes grew 2.8% in 2Q12 driven by the strong execution of regional events in the northeast, growth in the on-trade and the continued roll-out of package innovations.

Beer volumes grew by 3.4% in HY12. Our three national brands continue to perform well and we are committed to further enhancing consumer preference for these brands while pursuing regional market share opportunities.

Our strategy for growth in our premium and super-premium brands is through a focused portfolio of brands. Our premium portfolio, led by two domestic and two global brands, offers consumers different brand propositions and price points and the opportunity to trade-up. Budweiser was launched nine months ago and continues to perform well, with a 60% increase in national distribution during 2Q12. Stella Artois is also growing quickly with over 60% volume growth in the second quarter.

PRESS RELEASE Brussels, 31 July 2012 – 11 / 26

Market share in the quarter was marginally down by 20 bps compared to 2Q11, reaching a level of 68.8%, but ahead by 30 bps in HY12, compared to HY11.

Brazil beer revenue per hl grew by 7.2% in 2Q12 and by 4.4% in HY12. Growth in the quarter was due to the carry-over of price increases from last year, positive premium brand mix and higher direct distribution. Cost of Sales per hl increased by 1.0% in 2Q12, benefiting from favorable currency hedges. In HY12, Cost of Sales per hl increased by 1.2%

LAN EBITDA rose 11.9% to 1 108 million USD in 2Q12 with a margin growth of 25 bps to 45.4%. Distribution expenses increased by 17.8%, due to a higher mix of direct distribution and higher transportation costs. Administrative expenses increased mainly as a result of a difficult comparable related to variable compensation accruals. In HY12, EBITDA increased by 8.6% to 2 500 million USD, with a slight margin contraction of 20bps to 47.2%.

Latin America South (LAS)

Total volumes in LAS decreased 0.9% in 2Q12 with beer volumes down 1.7% and non-beer volumes up 0.3%. In HY12, total volumes grew 1.5% with beer volume growth of 1.0% and non-beer volumes up 2.3%.

Beer volumes in Argentina showed a decline of 2.4% in 2Q12, due to a soft industry. However, we estimate we gained share in the quarter due to a solid performance from Quilmes and Stella Artois. In HY12, volumes grew 1.9% driven by a stronger first quarter industry.

LAS EBITDA grew 8.2% to 214 million USD in 2Q12 with an EBITDA margin contraction of 238 bps to 38.2%. This was due to softer volumes, higher input costs, inflationary pressures affecting distribution expenses and the timing of sales and marketing investments. In HY12, EBITDA grew 16.9%, with a margin contraction of 116 bps to 43.9%

Western Europe (WE)

Own beer volumes in 2Q12 declined 6.7%, while total volumes fell 7.1%. In HY12 own beer volumes declined 4.9%, while total volumes declined 6.2%.

In Belgium, own beer volumes declined 11.4% in 2Q12 and 7.0% in HY12, driven by a weak industry performance due to extremely unfavorable weather compared to the exceptionally warm spring in the previous year, as well as limited market share loss due to competitive activity in the off-trade. However, market share trends showed improvement in the month of June.

In Germany, own beer volumes fell by 4.2% in 2Q12 and by 2.4% in HY12, while our market share grew versus the previous year despite a competitive pricing environment. Our Focus Brands, Beck’s and Hasseröder continue to do well, gaining market share in HY12, driven by product and package innovation.

In the United Kingdom, own beer volumes excluding cider decreased by 10.1% in 2Q12 and by 9.9% in HY12 as a consequence of unfavorable weather and market share loss. Market share was

PRESS RELEASE Brussels, 31 July 2012 – 12 / 26

negatively impacted by competitive activity in the off-trade and package mix, with consumers moving from bottles to multi-pack cans at lower price points, as well as the timing of shipments associated with our price increase. The mix change impacted Stella Artois and Beck’s, in particular, which hold strong positions in premium bottled lager. Budweiser delivered a solid performance and gained market share in HY12.

WE EBITDA declined 6.1% to 331 million USD in 2Q12, mainly due to soft volumes, with an EBITDA margin decline of 51 bps to 32.9%. In HY12, EBITDA declined 4.7% to 523 million USD with a margin expansion of 24 bps to 29.7%.

Central & Eastern Europe (CEE)

CEE beer volumes declined by 11.2% in 2Q12 and 10.6% in HY12.

In Russia, beer volumes fell 10.2% in 2Q12 and 9.5% in HY12 on the back of a soft industry with high regulatory pressure. We estimate that industry weakness accounts for approximately 60% of the volume decline in HY12, with the balance due to market share. The loss in share has been driven by the implementation of tax-related and other selective price increases at the start of the year and competitor promotional activities in key account channels. We continue to gain share in premium, led by Bud, which grew by nearly 50% in the quarter, and Stella Artois which grew by 6.3%.

In Ukraine, beer volumes declined 12.6% in 2Q12 and 12.2% in HY12, due to a weak industry, which we estimate declined by 6% in HY12, and the implementation of price increases ahead of competition. Budweiser was successfully launched in April and has already reached almost 0.4% market share.

CEE continues to focus on improving the brand portfolio and overall profitability. EBITDA increased by 5.2% to 99 million USD in 2Q12, with revenue per hl growth driven by selected price increases and brand mix improvements. In HY12, revenue per hl improved by 15.1%, with EBITDA increasing by 19.5% to 114 million USD.

Asia Pacific (APAC)

Asia Pacific beer volumes remain solid, growing by 7.3% in 2Q12 and 5.7% in HY12.

Beer volumes in China grew 7.6% in 2Q12 and 5.9% in HY12. Our Focus Brands continue to grow well ahead of the rest of our portfolio, growing by 14.7% in 2Q12 and 12.4% in HY12. We estimate that we gained 40 bps of market share in the first five months of the year.

APAC EBITDA increased by 30.9% to 117 million USD in 2Q12, with an EBITDA margin expansion of 136 bps to 15.2%, as revenue growth driven by volume, brand mix and selected price increases was partially offset by higher Cost of Sales and investments behind our brands. In HY12, EBITDA increased by 19.3% to 188 million USD, with an EBITDA margin expansion of 33 bps to 14.4%.

Global Export & Holding Companies (GEHC)

GEHC reported EBITDA of -42 million USD in 2Q12, and -96 million USD in HY12.

PRESS RELEASE Brussels, 31 July 2012 – 13 / 26

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated Income Statement (million USD)

	2Q11	Scope	Currency translation	Organic growth	2Q12	Organic growth
Revenue	9 952	74	-625	470	9 871	4.7%
Cost of sales	-4 332	68	206	-151	-4 209	-3.6%
Gross profit	5 620	142	-419	320	5 662	5.6%
Distribution expenses	-843	-103	81	-101	-966	-10.7%
Sales and marketing expenses	-1 384	-18	88	-104	-1 417	-7.5%
Administrative expenses	-469	-8	42	-84	-519	-17.8%
Other operating income/(expenses)	134	2	-16	24	145	18.2%
Normalized profit from operations (normalized EBIT)	3 058	15	-224	55	2 905	1.8%
Non-recurring items above EBIT	-63				-1
Net finance cost	-668				-417
Non-recurring net finance cost	-195				-1
Share of results of associates	152				203
Income tax expense	-369				-313
Profit	1 915				2 376
Profit attributable to equity holders of AB InBev	1 450				1 961
Profit attributable to non-controlling interest	465				415
Normalized EBITDA	3 747	25	-271	94	3 594	2.5%
Normalized profit attributable to equity holders of AB InBev	1 603				1 955

	HY11	Scope	Currency translation	Organic growth	HY12	Organic growth
Revenue	18 955	63	-845	1 029	19 202	5.4%
Cost of sales	-8 231	163	273	-269	-8 064	-3.4%
Gross profit	10 724	227	-572	760	11 138	7.0%
Distribution expenses	-1 620	-188	109	-207	-1 906	-11.5%
Sales and marketing expenses	-2 540	-22	112	-232	-2 683	-9.1%
Administrative expenses	-990	-9	53	-81	-1 027	-8.2%
Other operating income/(expenses)	239	2	-19	48	270	20.1%
Normalized profit from operations (normalized EBIT)	5 813	10	-318	287	5 792	5.0%
Non-recurring items above EBIT	-104				23
Net finance cost	-1 426				-796
Non-recurring net finance cost	-363				-1
Share of results of associates	262				328
Income tax expense	-796				-750
Profit	3 386				4 596
Profit attributable to equity holders of AB InBev	2 414				3 648
Profit attributable to non-controlling interest	972				948
Normalized EBITDA	7 155	23	-378	347	7 146	4.9%
Normalized profit attributable to equity holders of AB InBev	2 758				3 628

PRESS RELEASE Brussels, 31 July 2012 – 14 / 26

Revenue

Revenue grew 4.7% in 2Q12 and 5.4% in HY12, with revenue per hl growth of 5.7% in 2Q12 and 5.3% in HY12. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl) revenue growth per hl improved 6.4% in 2Q12 and 5.7% in HY12.

Cost of Sales (CoS)

Cost of Sales (CoS) increased 3.6% in 2Q12, or 5.5% per hl. On a constant geographic basis, CoS per hl increased 6.5% in 2Q12. The increase in CoS was driven by higher commodity costs in most Zones, higher labor costs in Latin America South, and brand mix in North America and China. In HY12, CoS grew 3.4%, or 3.9% per hl. On a constant geographic basis, CoS per hl increased by 4.7% in HY12.

Operating expenses

Total operating expenses increased 9.9% in 2Q12 and 9.3% in HY12:

•

Distribution expenses increased by 10.7% in 2Q12 and 11.5% in HY12, driven by (i) the roll-out of our innovations and additional wholesalers joining the managed freight program in the US, (ii) higher transportation costs and additional direct distribution operations in both the US and Brazil and (iii) higher labor and transportation costs in Argentina

•	Sales and marketing expenses increased 7.5% in 2Q12 and 9.1% in HY12 with higher investments behind our brands and innovations in most Zones

•

Administrative expenses increased by 17.8% in 2Q12, mainly due to difficult comparables in administrative expenses related to variable compensation accruals in both Brazil and GEHC. Administrative expenses in HY12 increased by 8.2%.

•	Other operating income was 145 million USD in 2Q12 compared to 134 million USD in 2Q11, and 270 million USD in HY12 compared to 239 million USD in HY11.

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)

	2Q11	2Q12	HY11	HY12
Restructuring (including impairment losses)	-117	-2	-156	-7
Business and asset disposal (including impairment losses)	56	10	55	39
Acquisition costs business combinations	-2	-9	-3	-9

Impact on profit from operations	-63	-1	-104	23

Normalized profit from operations excludes negative non-recurring items of -1 million USD in 2Q12 and 23 million USD in HY12, primarily from gains from non-core asset disposals.

PRESS RELEASE Brussels, 31 July 2012 – 15 / 26

Net finance costs

Figure 5. Net finance costs (million USD)

	2Q11	2Q12	HY11	HY12
Net interest expense	- 619	- 435	- 1 276	- 883
Accretion expense	- 53	- 68	- 94	-109
Other financial results	4	87	- 56	196
Net finance costs	- 668	- 416	- 1 426	- 796
Mark-to-market adjustment	- 11	—	- 167	—
Accelerated accretion expense	- 3	—	- 15	—
Other	-181	- 1	- 181	- 1
Non-recurring net finance costs	-195	- 1	- 363	- 1

	- 863	- 417	- 1 789	- 797

Net finance costs (excluding non-recurring net finance costs) of 416 million USD in 2Q12 compares to 668 million USD in 2Q11, and 796 million USD in HY12 compares to 1 426 million USD in HY11. The decrease of net interest charges is due to reduced net debt levels and the lower coupon resulting from the debt refinancing and repayments which occurred in 2011. Other financial results of 87 million USD in 2Q12 and 196 million USD in HY12 includes gains from derivatives related to the hedging of our share-based payment programs, partially offset by costs of currency hedges, as well as the payment of bank fees and taxes in the normal course of business.

There was an additional non-cash accretion expense of approximately 20 million USD in 2Q12. This represents the IFRS accounting treatment for the put option associated with our investment in Cervecería Nacional Dominicana S.A. in the Dominican Republic, following the closing of the transaction in May 2012. This expense will be approximately 30 million USD in a full quarter.

Share of results of associates

2Q12 recorded a share of results of associates of 203 million USD, compared to 152 million USD in 2Q11, and 328 million USD in HY12 compared to 262 million USD in HY11, mainly attributable to the results of Grupo Modelo.

Income tax expense

Figure 6. Income tax expense (million USD)

	2Q11	2Q12	HY11	HY12
Tax expense	369	313	796	750
Effective tax rate	17.3%	12.6%	20.3%	14.9%
Normalized effective tax rate	19.8%	12.7%	20.9%	14.9%

Income tax in 2Q12 was 313 million USD with an effective tax rate of 12.6%, compared with an income tax expense of 369 million USD in 2Q11 and an effective tax rate of 17.3%. The decrease in effective tax rate mainly results from a shift in profit mix to countries with lower marginal tax rates, incremental tax benefits, the non-taxable nature of gains from certain derivatives related to the hedging of share-based payment programs, as well as the favorable outcome of certain tax claims amounting to 136 million USD.

PRESS RELEASE Brussels, 31 July 2012 – 16 / 26

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest was 415 million USD in 2Q12, a decrease from 465 million USD in 2Q11, mainly due to the depreciation of the Brazilian real to the US dollar. HY12 profit attributable to non-controlling interest was 948 million USD, a decrease from 972 million USD in HY11.

2Q12 and HY12 profit

Normalized profit attributable to equity holders of AB InBev grew 22.0% in nominal terms to 1 955 million USD in 2Q12 from 1 603 million USD in 2Q11, and by 31.5% in nominal terms to 3 628 million USD in HY12 from 2 758 million USD in HY11.

2Q12 and HY12 EPS

Figure 7. Earnings per share (USD)

	2Q11	2Q12	HY11	HY12
Normalized earnings per share	1.00	1.22	1.73	2.27
Non-recurring items, after taxes, attributable to equity holders of AB InBev, per share	- 0.01	—	- 0.03	0.01
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev, per share	- 0.09	—	- 0.19	—

Basic earnings per share	0.90	1.22	1.51	2.28

Normalized EPS grew to 1.22 USD in 2Q12 from 1.00 USD in 2Q11. HY12 normalized EPS grew to 2.27 USD from 1.73 USD in HY11.

PRESS RELEASE Brussels, 31 July 2012 – 17 / 26

Reconciliation between normalized EBITDA and profit attributable to equity holders

Figure 8. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev

(million USD)

	2Q11	2Q12	HY11	HY12
Profit attributable to equity holders of AB InBev	1 450	1 961	2 414	3 648
Non-controlling interests	465	415	972	948
Profit	1 915	2 376	3 386	4 596
Income tax expense	369	313	796	750
Share of results of associates	-152	-203	-262	-328
Non-recurring net finance cost	195	1	363	1
Net finance cost	668	417	1 426	796
Non-recurring items above EBIT
(incl. non-recurring impairment)	63	1	104	-23
Normalized EBIT	3 058	2 905	5 813	5 792
Depreciation, amortization and impairment	689	689	1 342	1 354
Normalized EBITDA	3 747	3 594	7 155	7 146

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

PRESS RELEASE Brussels, 31 July 2012 – 18 / 26

FINANCIAL POSITION

Figure 9. Cash Flow Statement (million USD)

	HY11	HY12
Operating activities
Profit	3 386	4 596
Interest, taxes and non-cash items included in profit	3 874	2 740

Cash flow from operating activities before changes in working capital and use of provisions	7 260	7 336

Change in working capital	-564	-1 156
Pension contributions and use of provisions	-393	-453
Interest and taxes (paid)/received	-2 162	-1 849
Dividends received	402	717

Cash flow from operating activities	4 543	4 595

Investing activities
Net capex	-1 508	-1 139
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-261	-1 346
Proceeds from the sale of/(investments in) short-term debt securities	335	- 1
Other	-35	-49

Cash flow from investing activities	-1 469	-2 535

Financing activities
Dividends paid	-2 237	-3 079
Net (payments on)/proceeds from borrowings	-548	-315
Net proceeds from the issue of share capital	128	95
Other (including net finance cost other than interest)	-553	-214

Cash flow from financing activities	-3 210	-3 513

Net increase/(decrease) in cash and cash equivalents	- 136	-1 453

HY12 recorded a decrease in cash and cash equivalents of 1 453 million USD compared to a decrease of 136 million USD in HY11, with the following movements:

•

Cash flow from operating activities grew to 4 595 million USD in HY12 compared to 4 543 million USD in HY11, benefiting from higher profit generated in HY12. Working capital levels increased compared to 2011 year-end levels partly due to seasonality, the effect of longer payment terms related to capital expenditure in 2011, and the reduction in payables resulting from the different timing of our capex investments in 2012 compared to 2011

•

Cash flow from investing activities was 2 535 million USD in HY12 compared to 1 469 million USD in HY11, mainly resulting from the investment in Cervecería Nacional Dominicana S.A. in the Dominican Republic. The decrease in net capital expenditures to 1 139 million USD in HY12 from 1 508 million USD in HY11, is the result of a different timing of our capex investments

PRESS RELEASE Brussels, 31 July 2012 – 19 / 26

•	Cash flow from financing activities amounted to 3 513 million USD in HY12, as compared to a cash outflow of 3 210 million USD in HY11, mainly the result of higher dividend payments.

Our net debt as of 30 June 2012 was 35.7 billion USD, an increase of 1.0 billion USD from 31 December 2011. The net debt to normalized EBITDA ratio decreased from 2.26x at the end of 2011 to 2.24x before M&A activity, and increased to 2.33x on a reported basis, as of 30 June 2012. This increase was mainly due to the seasonality of our cash flows, driven by the timing of our dividend payment, as well as M&A activity.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2012 amounted to 3 793m USD. As of 30 June 2012, we had total liquidity of 25 533 million USD which consisted of 7 327 million USD available under committed long-term credit facilities, 14 000 million USD of additional facilities arranged to finance the combination with Grupo Modelo, which remain fully undrawn, 413 million USD under short-term credit facilities and 3 793 million USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operation.

Figure 10. Terms and debt repayment schedule as of 30 June 2012 (billion USD)

The 2012 half-year (HY12) financial data set out in figures 3 to 10 have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2012, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with both International Standard on Review Engagements 2410 and the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union.

PRESS RELEASE Brussels, 31 July 2012 – 20 / 26

RECENT EVENTS

Grupo Modelo

On 29 June 2012, AB InBev and Grupo Modelo, S.A.B. de C.V. announced that they had entered into an agreement under which AB InBev will acquire the remaining stake in Grupo Modelo that it does not already own for 9.15 USD per share in cash in a transaction valued at 20.1 billion USD. The combination will be completed through a series of steps that will simplify Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo Modelo shares that it will not own at that time.

The agreement is a natural next step given AB InBev’s existing economic stake of more than 50% in Grupo Modelo and the successful long-term partnership between the two companies. The combined company would lead the global beer industry with roughly 400 million hectoliters of beer volume annually and 2012 estimated revenues of 47 billion USD. Its operations would span 24 countries with enhanced opportunities for 150 000 employees across the globe.

AB InBev has fully committed financing for the purchase of Grupo Modelo’s outstanding shares. The company has added 14 billion USD of additional bank facilities to existing liquidity through a new facility agreement which provides for an 8 billion USD three-year term facility and a 6 billion USD term facility with a maximum maturity of two years from the funding date.

In a related transaction announced on 29 June 2012, Grupo Modelo will sell its existing 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the U.S., to Constellation Brands for 1.85 billion USD, giving Constellation Brands 100% ownership and control. As a result, Grupo Modelo’s brands will continue to be imported, marketed and distributed independently in the U.S. through Crown Imports on similar economic terms it receives today, while AB InBev will ensure the continuity of supply, quality of products and ability to introduce innovations. Crown Imports will continue to manage all aspects of the business, including making marketing, distribution and pricing decisions.

The transaction is subject to regulatory approvals in the U.S., Mexico and other countries and other customary closing conditions. On 20 July 2012, Grupo Modelo held a shareholders’ meeting at which a majority of the shareholders approved amendments to Grupo Modelo’s by-laws and other steps required in connection with the agreement under which AB InBev will acquire the remaining stake in Grupo Modelo.

The transaction is expected to close during the first quarter of 2013.

US Bond Offer

On 16 July 2012, Anheuser-Busch InBev Worldwide Inc., a subsidiary of AB InBev, issued 7.5 billion USD aggregate principal amount of bonds, consisting of 1.5 billion USD aggregate principal amount of fixed rate notes due 2015, 2.0 billion USD aggregate principal amount of fixed rate notes due 2017, 3.0 billion USD aggregate principal amount of fixed rate notes due 2022 and 1.0 billion USD aggregate principal amount of fixed rate notes due 2042. The notes will bear interest at an annual rate of 0.800% for the 2015 notes, 1.375% for the 2017 notes, 2.500% for the 2022 notes and 3.750% for the 2042 notes.

PRESS RELEASE Brussels, 31 July 2012 – 21 / 26

ANNEXES

•	Annex 1: Second Quarter (2Q12) segment information

•	Annex 2: Half Year 2012 (HY12) segment information

CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast at 3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode)

http://event.on24.com/r.htm?e=489068&s=1&k=E7DF6C736693776C578F29CF174C6317

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/94472472

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser- Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 13 April 2012. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands – those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 116,000 employees based in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

PRESS RELEASE Brussels, 31 July 2012 – 22 / 26

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

PRESS RELEASE Brussels, 31 July 2012 – 23 / 26

Annex 1

AB InBev Worldwide	2Q11	Scope	Currency translation	Organic growth	2Q12	Organic growth
Total volumes (thousand hls)	101 246	564	—	-132	101 678	-0.1%
AB InBev own beer	90 209	815	—	-491	90 533	-0.5%
Revenue	9 952	74	-625	470	9 871	4.7%
Cost of sales	-4 332	68	206	-151	-4 209	-3.6%
Gross profit	5 620	142	-419	320	5 662	5.6%
Distribution expenses	-843	-103	81	-101	-966	-10.7%
Sales and marketing expenses	-1 384	-18	88	-104	-1 417	-7.5%
Administrative expenses	-469	-8	42	-84	-519	-17.8%
Other operating income/(expenses)	134	2	-16	24	145	18.2%
Normalized EBIT	3 058	15	-224	55	2 905	1.8%
Normalized EBITDA	3 747	25	-271	94	3 594	2.5%
Normalized EBITDA margin	37.7%				36.4%	-80	bp

North America	2Q11	Scope	Currency translation	Organic growth	2Q12	Organic growth
Total volumes (thousand hls)	33 768	-258	—	-612	32 898	-1.8%
Revenue	4 163	-13	-24	96	4 222	2.3%
Cost of sales	-1 801	112	5	-54	-1 738	-3.2%
Gross profit	2 362	99	-19	42	2 484	1.7%
Distribution expenses	-211	-101	4	-40	-348	-12.9%
Sales and marketing expenses	-450	-1	3	-26	-473	-5.8%
Administrative expenses	-130	—	1	12	-118	9.0%
Other operating income/(expenses)	13	—	—	5	17	38.3%
Normalized EBIT	1 584	-3	-10	-8	1 563	-0.5%
Normalized EBITDA	1 804	-3	-11	-22	1 768	-1.2%
Normalized EBITDA margin	43.3%				41.9%	-150	bp

Latin America - North	2Q11	Scope	Currency translation	Organic growth	2Q12	Organic growth
Total volumes (thousand hls)	26 505	630	—	912	28 047	3.4%
Revenue	2 512	88	-446	284	2 438	11.3%
Cost of sales	-887	-45	141	-40	-831	-4.5%
Gross profit	1 625	43	-305	244	1 607	15.0%
Distribution expenses	-313	-1	57	-55	-313	-17.8%
Sales and marketing expenses	-332	-17	54	-30	-325	-8.9%
Administrative expenses	-93	-7	22	-57	-135	-59.7%
Other operating income/(expenses)	99	1	-16	3	88	3.4%
Normalized EBIT	986	20	-188	105	923	10.7%
Normalized EBITDA	1 160	28	-218	138	1 108	11.9%
Normalized EBITDA margin	46.2%				45.4%	25	bp

Latin America - South	2Q11	Scope	Currency translation	Organic growth	2Q12	Organic growth
Total volumes (thousand hls)	6 760	—	—	-61	6 700	-0.9%
Revenue	520	—	-38	78	560	15.0%
Cost of sales	-223	—	16	-31	-238	-14.0%
Gross profit	296	—	-22	47	321	15.8%
Distribution expenses	-45	—	4	-13	-54	-28.3%
Sales and marketing expenses	-62	—	5	-15	-71	-23.8%
Administrative expenses	-19	—	1	-4	-22	-22.2%
Other operating income/(expenses)	-1	—	—	-1	-2	-77.2%
Normalized EBIT	169	—	-11	14	171	8.1%
Normalized EBITDA	210	—	-14	17	214	8.2%
Normalized EBITDA margin	40.5%				38.2%	-238	bp

PRESS RELEASE Brussels, 31 July 2012 – 24 / 26

Annex 1

Western Europe	2Q11	Scope	Currency translation	Organic growth	2Q12	Organic growth
Total volumes (thousand hls)	8 824	-27	—	-622	8 175	-7.1%
AB InBev own beer	8 279	-27	—	-554	7 699	-6.7%
Revenue	1 161	-3	-98	-54	1 006	-4.7%
Cost of sales	-457	1	39	-5	-422	-1.0%
Gross profit	704	-2	-59	-59	585	-8.4%
Distribution expenses	-117	—	11	5	-101	4.3%
Sales and marketing expenses	-228	—	18	28	-181	12.2%
Administrative expenses	-74	—	9	6	-60	7.8%
Other operating income/(expenses)	7	—	—	-4	4	-51.4%
Normalized EBIT	292	-1	-21	-24	246	-8.1%
Normalized EBITDA	387	-1	-30	-24	331	-6.1%
Normalized EBITDA margin	33.3%				32.9%	-51	bp

Central and Eastern Europe	2Q11	Scope	Currency translation	Organic growth	2Q12	Organic growth
Total volumes (thousand hls)	7 854	—	—	-881	6 973	-11.2%
Revenue	540	—	-35	16	521	2.9%
Cost of sales	-288	—	18	-3	-274	-1.2%
Gross profit	252	—	-17	12	247	5.0%
Distribution expenses	-70	—	5	7	-58	10.7%
Sales and marketing expenses	-113	—	10	-18	-121	-15.8%
Administrative expenses	-24	—	2	-2	-24	-10.3%
Other operating income/(expenses)	—	—	—	4	4	—
Normalized EBIT	45	—	—	4	48	8.1%
Normalized EBITDA	98	—	-4	5	99	5.2%
Normalized EBITDA margin	18.1%				18.9%	39	bp

Asia Pacific	2Q11	Scope	Currency translation	Organic growth	2Q12	Organic growth
Total volumes (thousand hls)	15 710	253	—	1 149	17 113	7.3%
Revenue	620	7	21	120	768	19.3%
Cost of sales	-344	-6	-11	-62	-423	-18.0%
Gross profit	276	1	10	58	345	20.9%
Distribution expenses	-50	-1	-2	-12	-65	-23.0%
Sales and marketing expenses	-150	-1	-6	-42	-198	-27.7%
Administrative expenses	-57	—	-2	-6	-65	-10.7%
Other operating income/(expenses)	5	—	1	16	22	287.1%
Normalized EBIT	24	-1	2	14	38	59.5%
Normalized EBITDA	87	—	4	27	117	30.9%
Normalized EBITDA margin	14.0%				15.2%	136	bp

Global Export and Holding Companies	2Q11	Scope	Currency translation	Organic growth	2Q12	Organic growth
Total volumes (thousand hls)	1 825	-35	—	-18	1 773	-1.0%
Revenue	435	-5	-5	-70	355	-16.2%
Cost of sales	-330	6	-3	45	-283	13.8%
Gross profit	105	1	-9	-25	73	-23.5%
Distribution expenses	-37	—	2	7	-28	19.0%
Sales and marketing expenses	-48	—	3	-2	-46	-3.3%
Administrative expenses	-72	—	8	-31	-96	-43.3%
Other operating income/(expenses)	11	—	-1	1	12	11.1%
Normalized EBIT	-41	1	5	-49	-84	-124.7%
Normalized EBITDA	2	1	2	-48	-42	—

PRESS RELEASE Brussels, 31 July 2012 – 25 / 26

Annex 2

AB InBev Worldwide	HY11	Scope	Currency translation	Organic growth	HY12	Organic growth
Total volumes (thousand hls)	192 691	647	—	1 518	194 856	0.8%
of which AB InBev own beer	169 374	1 204	—	653	171 230	0.4%
Revenue	18 955	63	-845	1 029	19 202	5.4%
Cost of sales	-8 231	163	273	-269	-8 064	-3.4%
Gross profit	10 724	227	-572	760	11 139	7.0%
Distribution expenses	-1 620	-188	109	-207	-1 906	-11.5%
Sales and marketing expenses	-2 540	-22	112	-232	-2 683	-9.1%
Administrative expenses	-990	-9	53	-81	-1 027	-8.2%
Other operating income/(expenses)	239	2	-19	48	270	20.1%
Normalized EBIT	5 813	10	-318	287	5 792	5.0%
Normalized EBITDA	7 155	23	-378	347	7 146	4.9%
Normalized EBITDA margin	37.7%				37.2%	-21	bp

North America	HY11	Scope	Currency translation	Organic growth	HY12	Organic growth
Total volumes (thousand hls)	63 462	-515	—	-271	62 676	-0.4%
Revenue	7 706	-29	-28	305	7 953	4.0%
Cost of sales	-3 419	211	6	-74	-3 276	-2.3%
Gross profit	4 287	182	-22	231	4 677	5.2%
Distribution expenses	-399	-185	5	-84	-663	-14.5%
Sales and marketing expenses	-834	-2	4	-65	-897	-7.8%
Administrative expenses	-268	-1	1	29	-239	10.8%
Other operating income/(expenses)	19	—	—	10	29	54.2%
Normalized EBIT	2 805	-6	-11	121	2 907	4.3%
Normalized EBITDA	3 233	-6	-12	98	3 313	3.0%
Normalized EBITDA margin	42.0%				41.7%	-38	bp

Latin America - North	HY11	Scope	Currency translation	Organic growth	HY12	Organic growth
Total volumes (thousand hls)	55 623	630	—	2 314	58 567	4.2%
Revenue	5 343	88	-614	482	5 299	9.0%
Cost of sales	-1 795	-45	193	-98	-1 745	-5.5%
Gross profit	3 548	43	-421	384	3 554	10.8%
Distribution expenses	-636	-1	77	-109	-669	-17.2%
Sales and marketing expenses	-635	-17	72	-73	-653	-11.5%
Administrative expenses	-239	-7	30	-47	-264	-19.5%
Other operating income/(expenses)	181	1	-21	10	172	5.3%
Normalized EBIT	2 219	20	-263	164	2 140	7.4%
Normalized EBITDA	2 556	28	-303	219	2 500	8.6%
Normalized EBITDA margin	47.8%				47.2%	-20	bp

Latin America - South	HY11	Scope	Currency translation	Organic growth	HY12	Organic growth
Total volumes (thousand hls)	16 294	—	—	242	16 536	1.5%
Revenue	1 215	—	-81	243	1 377	20.0%
Cost of sales	-476	—	33	-92	-534	-19.3%
Gross profit	739	—	-47	151	843	20.5%
Distribution expenses	-104	—	9	-29	-124	-27.6%
Sales and marketing expenses	-131	—	9	-25	-147	-19.1%
Administrative expenses	-39	—	2	-7	-44	-17.3%
Other operating income/(expenses)	-4	—	1	-3	-7	-78.3%
Normalized EBIT	461	—	-27	88	521	19.0%
Normalized EBITDA	545	—	-32	92	605	16.9%
Normalized EBITDA margin	44.9%				43.9%	-116	bp

PRESS RELEASE Brussels, 31 July 2012 – 26 / 26

Annex 2

Western Europe	HY11	Scope	Currency translation	Organic growth	HY12	Organic growth
Total volumes (thousand hls)	15 377	-51	—	-953	14 373	-6.2%
of which AB InBev own beer	14 279	-51	—	-701	13 527	-4.9%
Revenue	1 996	-6	-118	-109	1 763	-5.5%
Cost of sales	-854	2	47	44	-760	5.1%
Gross profit	1 142	-3	-71	-65	1 003	-5.7%
Distribution expenses	-213	1	13	12	-187	5.4%
Sales and marketing expenses	-386	—	22	27	-337	6.9%
Administrative expenses	-151	—	11	9	-131	5.8%
Other operating income/(expenses)	12	—	—	-6	6	-49.7%
Normalized EBIT	404	-3	-24	-24	354	-5.9%
Normalized EBITDA	588	-3	-35	-27	523	-4.7%
Normalized EBITDA margin	29.5%				29.7%	24	bp

Central and Eastern Europe	HY11	Scope	Currency translation	Organic growth	HY12	Organic growth
Total volumes (thousand hls)	12 639	—	—	-1 344	11 295	-10.6%
Revenue	843	—	-41	24	826	2.9%
Cost of sales	-471	—	21	-5	-455	-1.1%
Gross profit	372	—	-20	19	371	5.1%
Distribution expenses	-116	—	5	12	-98	10.5%
Sales and marketing expenses	-206	—	12	-14	-208	-7.0%
Administrative expenses	-50	—	3	-4	-51	-8.1%
Other operating income/(expenses)	—	—	—	2	2	1,425.1%
Normalized EBIT	—	—	—	15	15	—
Normalized EBITDA	99	—	-4	19	114	19.5%
Normalized EBITDA margin	11.7%				13.8%	190	bp

Asia Pacific	HY11	Scope	Currency translation	Organic growth	HY12	Organic growth
Total volumes (thousand hls)	25 909	645	—	1 473	28 026	5.7%
Revenue	1 067	19	43	177	1 306	16.6%
Cost of sales	-609	-15	-24	-102	-750	-16.7%
Gross profit	458	3	19	75	556	16.4%
Distribution expenses	-84	-3	-4	-20	-110	-24.0%
Sales and marketing expenses	-256	-3	-11	-66	-337	-25.6%
Administrative expenses	-97	-2	-4	-19	-122	-19.2%
Other operating income/(expenses)	9	1	2	36	47	376.3%
Normalized EBIT	30	-4	2	6	35	20.8%
Normalized EBITDA	151	—	7	29	188	19.3%
Normalized EBITDA margin	14.2%				14.4%	33	bp

Global Export and Holding Companies	HY11	Scope	Currency translation	Organic growth	HY12	Organic growth
Total volumes (thousand hls)	3 387	-62	—	59	3 383	1.8%
Revenue	786	-9	-6	-94	677	-12.1%
Cost of sales	-608	11	-5	58	-544	9.8%
Gross profit	179	2	-11	-36	134	-19.8%
Distribution expenses	-69	—	3	11	-55	16.4%
Sales and marketing expenses	-92	1	4	-16	-103	-17.4%
Administrative expenses	-145	—	10	-42	-177	-29.0%
Other operating income/(expenses)	22	—	-1	—	21	-1.1%
Normalized EBIT	-105	3	5	-82	-180	-80.4%
Normalized EBITDA	-17	3	2	-83	-96	—